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FORM 4                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION          OMB APPROVAL
[ ]  CHECK THIS BOX IF NO LONGER                         WASHINGTON, D.C. 20549                       OMB NUMBER  3235-0287
     SUBJECT  TO SECTION 16.  FORM 4          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            EXPIRES:SEPTEMBER 30, 1998
     OR FORM 5 OBLIGATIONS MAY                                                                        ESTIMATED AVERAGE BURDEN
     CONTINUE.  SEE INSTRUCTION 1(B).                                                                 HOURS PER RESPONSE.....0.5
                                      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
                                      1935 or Section 30(f) of the Investment Company Act of 1940


  (PRINT OR TYPE RESPONSES)
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1.  Name and Address of Reporting  Person*      2. Issuer Name AND Ticker or       6. Relationship of Reporting Person(s) to Issuer
Prometheus Southeast Retail Trust ("Trust")        Trading Symbol                     (Check all applicable)
Prometheus Southeast Retail LLC                    Konover Property Trust, Inc.      ______ Director                ______10% Owner
   ("Prometheus")                                  (NYSE:KPT)
LF Strategic Realty Investors II L.P.              (formerly FAC Realty Trust, Inc.
     ("LFSRI II")                                  (NYSE:FAC)                         ______ Officer                 ___X___ Other
LFSRI II Alternative Partnership L.P.                                                 (give title below)             (specify below)
     ("Alternative")
LFSRI II-CADIM Alternative Partnership L.P.
     ("CADIM")                                                                       See (1) and (2) below
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(Last)   (First)    (Middle)                    3. IRS               4. Statement
                                                   Identification       for
                                                   Number of            Month/Year
                                                   Reporting              9/98
                                                   Person, if
                                                   an entity
c/o LF Strategic Realty Investors II L.P.          (Voluntary)
Lazard Freres
Thirty Rockefeller Plaza, 63rd Floor
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        (Street)                                     5. If           7.  Individual or Joint/Group Filing  (Check Applicable
                                                        Amendment,        Line)
                                                        Date of               ___ Form filed by One Reporting Person
                                                        Original               X  Form filed by More than One Reporting Person
New York         NY        10020                       (Month/Year)
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(City)         (State)      (Zip)       TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security        2.Transaction     3.Transaction    4. Securities           5. Amount     6.Ownership      7. Nature of
   (Instr. 3)                    Date             Code            Acquired (A)              of         Form:             Indirect
                                                (Instr.8)         or Disposed             Securities   Direct (D)        Beneficial
                           (Month/Day/Year)                         of (D)                Beneficially   or              Ownership
                                    .                             (Instr. 3, 4            Owned        Indirect          (Instr. 4)
                                                                    and 5)                at End         (I)
                                                                                          of Month     (Instr. 4)
                                                                                         (Instr. 3
                                                                                           and 4)
                                                 -------------------------------
                                                 Code      V   Amount    (A)  Price
                                                                         or
                                                                         (D)
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                                                                                                           D and I
                                                  See (1)-(3)                                            See (1)(2)
 Common Stock                9/29/98              below.      10,526,316   A   $9.50/sh    21,052,632    and (3) below.
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 --------------------------  -------------------  ------  --------------- ---- --------- --------------  -------------  ----------

 --------------------------  -------------------  ------  --------------- ---- --------- --------------  -------------  ----------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over) *If the form is filed by more than one reporting person, SEE Instruction 4(b)(v) SEC 1474 (7-97)



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER


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FORM 4 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES
                              ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                              SECURITIES)
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1.Title of  2.Conversion 3. Trans-    4.Trans- 5. Number of  6. Date       7.Title and 8.Price   9. Number 10.Ownership 11.Nature
Derivative      or          action     action     Derivative    Exercisable  Amount of     of        of        Form of       of
Security      Exercise       Date       Code      Securities     and         Underlying  Derivative Derivative Derivative  Indirect
(Instr. 3)    Price         (Month     (Instr.     Acquired     Expiration   Securities  Security   Securities Security:   Benefi-
               of            Day/        8)        (A) or                    (Instr. 3              Benefi-    Direct      cial
              Derivative     Year)                Disposed       Date         and 4)     (Instr.    cially       (D) or    Owner-
              Security                             of (D)       (Month/Day/                   5)    Owned at   Indirect    ship
                                                                 Year)                              End of       (I)       (Instr.
                                                  (Instr. 3,                                        Month      (Instr.       4)
                                                  4 and 5)                                          (Instr.       4)
                                     ----------------------------------------------                    4)
                                                                                          Amount
                                                                                            or
                                                                     Expira-               Number
                                                          Date       tion                   of
                                     Code V   (A)   (D)  Exercisable Date     Title        Shares
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Explanation of Responses:

(1) Trust is the direct owner of the interest in the Issuer and Trust is solely owned by Prometheus. Prometheus has three managing members: LFSRI II is a 86.1592% managing member, Alternative is a 10.3806% managing member and CADIM is a 3.4602% managing member. As a consequence of the foregoing, Prometheus, LFSRI II, Alternative and CADIM each have an indirect interest in the Issuer, as described above.

(2) Following the approval of the holders of the requisite number of shares of outstanding Common Stock of the Issuer, Trust acquired 8,176,316 shares of Common Stock from the Issuer (the"Second Closing"). As a consequence of the foregoing, as of August 10, 1998, Trust had a direct interest in 10,526,316 shares of the Issuer and Prometheus, LFSRI II, Alternative and CADIM each had an indirect interest in 10,526,316 shares of the Issuer.

(3) Following the Second Closing, the Issuer was obligated to sell to Trust at one or more subsequent closings (the"Subsequent Purchase") an aggregate of 10,526,316 shares of Common Stock. The Subsequent Purchases for all of the 10,526,316 shares occurred on September 29, 1998.

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** Intentional misstatements or omissions of          /s/ Murry N. Gunty                      10/8/98
facts constitute Federal Criminal Violations.        --------------------------------      ------------
    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)          ** Signature of Reporting Person         Date
                                                             Murry N. Gunty
Note:  File three copies of this Form, one                     Principal,
       of which must be manually signed.
       If space is insufficient, SEE                     Lazard Freres Real Estate Investors L.L.C.,
       Instruction 6 for procedure.                  as general partner of LF Strategic Realty Investors II L.P.,
                                                      LFSRI II Alternative Partnership L.P. and
                                                         LFSRI II - CADIM Alternative Partnership L.P.
                                                  as one managing member of Prometheus Southeast Retail L.L.C., as sole shareholder of Prometheus Southeast Retail Trust
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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                     Page 2

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FORM 4 (ATTACHMENT)

REPORTING PERSONS: PROMETHEUS SOUTHEAST RETAIL TRUST,PROMETHEUS SOUTHEAST RETAIL L.L.C., LF STRATEGIC REALTY INVESTORS II L.P., LFSRI II ALTERNATIVE PARTNERSHIP L.P. AND LFSRI II - CADIM ALTERNATIVE PARTNERSHIP L.P.

ISSUER NAME: KONOVER PROPERTY TRUST, INC. (NYSE: KPT) FORMERLY FAC REALTY TRUST, INC. (NYSE: FAC)
MONTHLY PERIOD: SEPTEMBER 1998

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ALL REPORTING PERSONS:
Name and Address of Reporting Person                   Issuer Name and Ticker                       Statement for Month/Year
--------------------------------------------------------------------------------------------------------------------------------
Prometheus Southeast Retail Trust                     Konover Property Trust,                               9/98
c/o LF Strategic Realty Investors II L.P.              Inc. (NYSE: KPT)
Lazard Freres                                         (formerly known as FAC Realty Trust, Inc.
Thirty Rockefeller Plaza, 63rd Floor                   (NYSE: FAC)
New York, New York 10020


Prometheus Southeast Retail Trust LLC                 Konover Property Trust,                               9/98
c/o LF Strategic Realty Investors II L.P.              Inc. (NYSE: KPT)
Lazard Freres                                         (formerly known as FAC Realty Trust, Inc.
Thirty Rockefeller Plaza, 63rd Floor                   (NYSE: FAC)
New York, New York 10020


LF Strategic Realty Investors II L.P.                 Konover Property Trust,                               9/98
Lazard Freres                                          Inc. (NYSE: KPT)
Thirty Rockefeller Plaza, 63rd Floor                  (formerly known as FAC Realty Trust, Inc.
New York, New York 10020                               (NYSE: FAC)


LFSRI II Alternative Partnership L.P.                 Konover Property Trust,                               9/98
Lazard Freres                                          Inc. (NYSE: KPT)
Thirty Rockefeller Plaza, 63rd Floor                  (formerly known as FAC Realty Trust, Inc.
New York, New York 10020                               (NYSE: FAC)



LFSRI II-CADIM Alternative Partnership L.P.           Konover Property Trust,                               9/98
Lazard Freres                                          Inc. (NYSE: KPT)
Thirty Rockefeller Plaza, 63rd Floor                  (formerly known as FAC Realty Trust, Inc.
New York, New York 10020                               (NYSE: FAC)
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